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                                                                      VAN KAMPEN
                                                                      FUNDS INC.


NEWS RELEASE                               1 Parkview Plaza
                                           P.O. Box 5555
                                           Oakbrook Terrace, Illinois 60181-5555
                                           www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                   VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST II,
                     VAN KAMPEN VALUE MUNICIPAL INCOME TRUST
                                       AND
                 VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
           ANNOUNCE ADJOURNMENT OF MEETING FOR PROPOSED REORGANIZATION

     CHICAGO (November 22, 2005) -- The adjourned joint special meeting of shareholders of Van Kampen Municipal Opportunity Trust II (NYSE/CHX: VOT), Van Kampen Value Municipal Income Trust (NYSE/CHX: VKV) and Van Kampen Advantage Municipal Income Trust II (AMEX/CHX: VKI) was held on November 22, 2005 and has been further adjourned to January 11, 2006 at 10:30 a.m. Central Time to allow additional time to solicit additional votes in connection with the proposals as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to shareholders. The adjourned joint special meeting will be held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, Illinois.

     Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $103 billion in assets under management or supervision, as of October 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

     The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.   Member NASD/SIPC.